

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 11, 2012

Via E-mail
Richard Oravec
President and Chief Executive Officer
Eleventh Street Manufacturing, Inc.
277 West 11th, Suite 2F
New York, NY 10014

Re: Eleventh Street Manufacturing, Inc.
Amendment No. 1 to Registration Statement on Form 10-12G
Filed October 5, 2012
File No. 000-54797

Dear Mr. Oravec:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. Please include the representations included at the end of our letter dated September 24, 2012 ("Tandy Representations") in your next response letter. Please also note that these representations must be made by the company.

Item 1A. Risk Factors, page 7

There may be conflicts of interest . . . ., page 8

2. We note your response to comment 3 in our letter dated September 24, 2012. However, it is not clear from your response whether Mr. Oravec has previously been involved with other blank check companies. To the extent that Mr. Oravec has been involved with other blank check companies, please provide narrative disclosure regarding the nature of Mr. Oravec's involvement, including the following:

- Disclose the name of the blank check company, the date the registration statement was filed on EDGAR, the public reporting status of company, and describe the status of any mergers or acquisitions with the blank check company.

- Describe any blank check offerings, including the date of the initial public offering, offering price, aggregate dollar amount raised, purpose of the offering, any mergers or acquisitions that have occurred, dates of such transactions, consideration given and received in those transactions, and management's subsequent involvement in each company.

- Disclose whether any transaction resulted in termination of your officers', shareholders' or promoters' association with any blank check company, including the date of such transaction, the nature and dollar amount of any consideration received, the amount of any retained equity interest, and the identity of any successor entity. Also discuss any affiliated or third party involvement in the transaction.

If Mr. Oravec has not previously been involved with other blank check companies, please state this explicitly in your response.

Item 5. Directors and Executive Officers, page 17

A. Identification of Directors and Executive Officers, page 17

3. We note your response to comment 4 in our letter dated September 24, 2012. However, it does not appear that you have revised your filing as indicated in your response. Please revise your filing to state, as you do in your response, that Pivo Associates is a business consulting and immigration consulting firm. Please also briefly describe the types of consulting services provided by Pivo Associates, with a view towards describing to investors the specific experience, qualifications and skills that led to the conclusion that Mr. Oravec should serve as a director of the company. Finally, as previously requested, please disclose any directorships held by Mr. Oravec with companies that are subject to reporting requirements under the Securities Exchange Act of 1934, or state explicitly in your response that Mr. Oravec does not currently hold any such directorships.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Richard Oravec
Eleventh Street Manufacturing, Inc.
October 11, 2012
Page 3

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Kohl, Staff Attorney, at (202) 551-3252 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Michael Williams, Esq.